Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction
Alkermes Ireland Holdings Limited	Ireland
Alkermes Pharma Ireland Limited	Ireland
Alkermes Finance Ireland Limited	Ireland
Alkermes Finance S.à r.l.	Luxembourg
Alkermes Finance Ireland (No.2) Limited	Ireland
Alkermes US Holdings, Inc.	Delaware
Alkermes, Inc.	Pennsylvania
Eagle Holdings USA, Inc.	Delaware
Alkermes Gainesville LLC	Massachusetts
Alkermes Controlled Therapeutics, Inc.	Pennsylvania
Alkermes Europe, Ltd.	United Kingdom